PRESS RELEASE
CZN-TSX CZICF-OTCBB	FOR IMMEDIATE RELEASE May 19, 2009

CANADIAN ZINC OPTIONS TUVATU GOLD PROJECT, FIJI

Vancouver, British Columbia, May 19, 2009 - Canadian Zinc Corporation (TSX: CZN; OTCBB: CZICF) is pleased to announce that it has entered into an Option Agreement on the Tuvatu Gold Project in Fiji.

Tuvatu is a high grade gold deposit located on the island of Viti Levu, Fiji, in the heart of the Pacific “Rim of Fire,” and located approximately 37 kilometres to the southwest of the 11 million ounce Vatukoula (formerly known as Emperor) gold deposit.

The Tuvatu Gold Project is situated approximately 15 kilometres by road from Nadi International Airport, the main international gateway to Fiji.  The Tuvatu project consists of two adjoining Special Prospecting Licences with a total area of approximately 3,265 hectares along with a pending application for a further 7,300 hectares Licence.

Historically the majority of exploration on the property was completed by Emperor Gold Mining Company Limited (“Emperor”), an Australian ASX listed company.  During 1995-2001 extensive exploration was carried out on the Tuvatu Project and it is reported that over $20,000,000 has been spent on project development to date.

According to the August 2000 Pre-Feasibility Study(1) completed by Emperor the geological resource(2) was estimated to be 1,844,000 tonnes grading 9.1 g/t (approximately 540,000 ounces).  Indicated resources were stated to be 852,300 tonnes grading 7.71 g/t (contained gold of 211,000 ounces), while the inferred resources were stated to be 608,200 tonnes grading 14.47 g/t (contained gold of approximately 283,000 ounces).

(1)
The Pre-Feasibility Study comments that “The statement of Ore Reserves and Mineral Resources for the Tuvatu Project conforms to accepted practice as defined in the Australian Code of Reporting of Identified Mineral Resources and Ore Reserves issued by the Joint Committee of the Australasian Institute of Mining and Metallurgy, the Australian Institute of Geoscientists, and the Australian Mining Industry Council (“JORC”).” The 2000 Study was not prepared in accordance with Canadian National Instrument (“NI”) 43-101 standards but in accordance with the JORC Australasian Code.  The Company is treating this statement as a Historical Resource Estimate and not as a current resource or reserve verified by a Qualified Person in accordance with NI 43-101 and this Historical Resource Estimate should not be relied upon.  Although CZN is not in a position to reconcile the reported resources to CIM standards under NI 43-101 the Historical Resource Estimate is considered to be relevant as indicative of the potential of the property as no significant exploration work has been carried out since that time.

(2)      NI 43-101 does not recognize the term “geological resource”.

The Tuvatu property has been extensively drilled and has over 1,300 metres of underground workings of which the majority is in the form of a 600 metre decline.  The underground workings crosscut through multiple moderate to steeply dipping narrow gold bearing mineralization zones hosted by an intrusive monzonite unit and volcaniclastic units.  Trial mining of the deposit confirmed the geological stability and mining techniques.

Two bulk samples were mined which were successfully treated through the Vatukoula operating process plant.  Results suggested that the ore is amenable to cyanidation. Locations for further infrastructure, including a tailings pond, were demarcated at this time.

The August 2000 Emperor Pre-Feasibility Study determined that the Tuvatu project was economically viable.  A preliminary mine plan was developed and it was estimated that the project would yield some 80,000 ounces of gold per annum, at a production rate of 400,000 tonnes per year, for a six and a half year mine life.  At that time the proposed operation at Tuvatu was to benefit and take advantage of any cost savings measures the established mine at Vatukoula could offer, such as mill processing and skilled labor, to further optimize both operations.

The Tuvatu deposit remains open along strike and downdip leaving strong potential to expanding the existing gold resource.  Further evidence of the expansion potential is indicated in over ten separate, under explored mineralized structures which have been identified on surface within a vicinity of three kilometres of the drilled historical resource area.

Option Agreement:

The Tuvatu Project is currently owned by American Eagle Resources, Inc. (“American Eagle”) through its 100% owned Fijian subsidiary, Lion One Limited, the holder of the special prospecting licences and the special prospecting licence application comprising the Tuvatu property.

American Eagle was incorporated under the laws of Delaware on January 3, 1978 and was continued under the Business Corporations Act (British Columbia) on February 6, 2008.  The Tuvatu property was acquired by American Eagle in September 2008.

Canadian Zinc has entered into an option agreement with Laimes Global Inc. (“LGI”), the majority shareholder of American Eagle, and has made an option payment of $1.8 million to LGI.  Pursuant to the Option Agreement, Canadian Zinc has the option, at any time prior to October 30, 2009 (the “Option Period”), to require LGI to support the acquisition by Canadian Zinc of the Tuvatu property, via an amalgamation of American Eagle with a wholly owned subsidiary of Canadian Zinc (the “Amalgamation”), under which an aggregate of 16,250,000 common shares of Canadian Zinc would be issued to the former shareholders of American Eagle.  Canadian Zinc has also entered into a voting support agreement with Red Lion Management Ltd. (“Red Lion”), another significant shareholder of American Eagle, pursuant to which Red Lion has agreed to vote in favour of the Amalgamation.

During the Option Period, Canadian Zinc has agreed to maintain the Tuvatu property in good standing and continue with the current exploration program at an estimated cost of approximately $500,000.

Vatukoula Gold Mines plc:

The Tuvatu Property was formerly part of the Vatukoula (Emperor) Mine.  The Vatukoula Mine was acquired by Vatukoula Gold Mines plc, (“VGM”) an AIM listed company, in April 2008.  Canadian Zinc recently acquired 347,669,022 shares in VGM, and has agreed, subject to approval of Vatukoula shareholders, to acquire a further 200,000,000 shares, representing a combined 20% interest (see Canadian Zinc press releases dated April 9, 2009 and May 7, 2009).

Qualified Person:

Alan Taylor, P. Geo., Chief Operating Officer & Vice President Exploration and a Director of Canadian Zinc Corporation, is a Qualified Person for the purposes of NI 43-101 and has approved this press release.

About Canadian Zinc:

The Company’s principal focus is its efforts to advance the Prairie Creek Mine, a zinc/lead/silver property located in the Northwest Territories of Canada, towards production. The Prairie Creek Mine is partially developed with an existing 1,000 tonne per day mill and related infrastructure.

Cautionary Statement - Forward Looking Information

This press release contains certain forward-looking information, including, among other things, the expected completion of acquisitions and the advancement of mineral properties.  This forward looking information includes, or may be based upon, estimates, forecasts, and statements as to management’s expectations with respect to, among other things, the completion of transactions, the issue of permits, the size and quality of mineral resources, future trends for the company, progress in development of mineral properties, future production and sales volumes, capital costs, mine production costs, demand and market outlook for metals, future metal prices and treatment and refining charges, the outcome of legal proceedings, the timing of exploration, development and mining activities, acquisition of shares in other companies and the financial results of the company.  There can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. The Company does not currently hold a permit for the operation of the Prairie Creek Mine.  Mineral resources that are not mineral reserves do not have demonstrated economic viability.  Inferred mineral resources are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves.  There is no certainty that mineral resources will be converted into mineral reserves.

Cautionary Note to United States Investors

The United States Securities and Exchange Commission (“SEC”) permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce.  We use certain terms in this press release, such as “measured,” “indicated,” and “inferred” “resources,” which the SEC guidelines prohibit U.S. registered companies from including in their filings with the SEC.

For further information contact:
John F. Kearney	Alan B. Taylor
Chairman	VP Exploration & Chief Operating Officer
(416) 362- 6686	(604) 688- 2001
Suite 700 – 220 Bay Street Toronto, ON M5J 2W4 Tel: (416) 362-6686 Fax: (416) 368-5344	Suite 1710-650 West Georgia Street, Vancouver, BC V6B 4N9 Tel: (604) 688-2001 Fax: (604) 688-2043 Tollfree:1-866-688-2001
E-mail: invest@canadianzinc.com      Website: www.canadianzinc.com